Exhibit 99.28(h)(vi)

As of February 24, 2015

Mr. David W. Rossmiller

Old Westbury Funds,

Inc. 760 Moore Road

King of Prussia, PA 19406

Re:	Exclusion of Certain Assets from Administration and Accounting Services Fee Calculation for Old Westbury Strategic Opportunities Fund

Dear Mr. Rossmiller:

As you are aware, BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) serves as the administrator and accounting services agent of the Old Westbury Strategic Opportunities Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an Administration and Accounting Services Agreement and related Fee Letter Agreement (together, the “Agreements”). Under the Agreements, the Fund has agreed to pay BNY Mellon an asset based fee for administration and accounting services provided to the Fund, among other fees. As you are further aware, it is contemplated that BNY Mellon will also serve as the administrator and accounting services agent to the OWF Strategic Opportunities Fund Ltd., a wholly owned subsidiary of the Fund (the “Subsidiary”), pursuant to a separate agreement (“Fund AAI Agreement”) under which BNY Mellon will receive separate compensation for its services.

To reflect this new arrangement, and to avoid any layering of fees, BNY Mellon hereby agrees that the amount of the Fund’s assets invested in the Subsidiary will be excluded from the calculation of the asset-based fee that the Fund pays for administration and accounting services under the Agreements so long as the Fund AAI Agreement remains in effect. This agreement will remain in effect until changed by the mutual agreement of BNY Mellon and the Corporation.

Very truly yours,

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Timothy E. Driscoll
Name:	Timothy E. Driscoll
Title:	Managing Director

Accepted and Agreed:

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name:	David W. Rossmiller
Title:	President and Chief Executive Officer